Pacific Biometrics, Inc
                            220 West Harrison Street
                                Seattle, WA 98119
                                Tel: 206-298-0068

August 17, 2007

VIA EDGAR
---------

Frank Wyman
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

     RE:  PACIFIC BIOMETRICS, INC.
          FORM 10-KSB FOR THE YEAR ENDED JUNE 30, 2006
          FILE NO. 000-21537

Dear Mr. Wyman:

This letter contains the response of Pacific Biometrics, Inc. (the "Company") to the comments regarding the referenced filing contained in the letter dated June 29, 2007 from the Securities and Exchange Commission. The numbered responses that follow correspond by number to the comments in the above referenced letter.

FORM 10-KSB FOR FISCAL YEAR ENDED JUNE 30, 2006
-----------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------

Results of Operations for the fiscal year ended June 30, 2006 and 2005
----------------------------------------------------------------------
(Restated), page 25
-------------------

2. PLEASE REFER TO PRIOR COMMENT TWO. YOUR PROPOSED NEW DISCLOSURE DOES NOT ADEQUATELY EXPLAIN WHY LABORATORY EXPENSE AND COST OF GOODS SOLD AS A PERCENT OF REVENUES DECREASED SIGNIFICANTLY FROM 76% OF REVENUES IN 2005 (RESTATED) TO 48% OF REVENUES IN 2006. PLEASE EXPLAIN TO US IN DISCLOSURE-TYPE FORMAT THAT EXPLAINS MORE SPECIFICALLY WHY LABORATORY EXPENSE AND COST OF GOODS SOLD DECREASED FROM 76% OF REVENUES TO 48% OF REVENUES. INCLUDE A BREAKDOWN OF REVENUES FOR EACH PERIOD PRESENTED THAT QUANTIFIES CONTRACTS WITH A FIXED PRICE, CONTRACTS PRICED AS FEE-FOR-SERVICE WITH A CAP AND CONTRACTS PRICED AS FEE-FOR-SERVICE WITHOUT A CAP. INCLUDE A BREAKDOWN OF LABORATORY EXPENSE AND COST OF GOODS SOLD THAT QUANTIFIES THE FIXED AND VARIABLE COST COMPONENTS FOR EACH PERIOD PRESENTED. INCLUDE A MORE SPECIFIC DISCUSSION OF YOUR FUTURE OPERATING PROSPECTS, INCLUDING YOUR EXPECTED REVENUE GROWTH AND GROSS PROFIT MARGINS. REFER TO OUR INTERPRETATIVE GUIDANCE IN FINANCIAL REPORTING RELEASE NO. 72.

August 17, 2007
Page 2

     Company Response: The following table provides detail about the fixed and variable costs included within the costs of goods sold for the fiscal years ended June 30, 2006 and 2005. In addition, the following table shows the breakdown of revenues for each period among contracts with a fixed price, contracts priced as fee-for-service with a cap and contracts priced as fee-for-service without a cap.

              Fixed and Variable Cost detail of Cost of Goods Sold
              ----------------------------------------------------

                                     FY2006                                        FY2005
                                  ------------                                  ------------
                                                           Revenue
                                                            Growth
                                                           -------
Revenue                           $ 10,750,023               233%               $  3,230,374


                                                                   % Rev.                             % Rev.
        Fixed Costs
-----------------------------
Rent, Utilities,Certain Taxes        $ 230,000      4%                    2%    $    223,000       9%        7%


      Variable Costs
-----------------------------
Wages, Taxes, Benefits               1,791,000                           17%       1,065,000                33%
Reagent Chemicals                    2,153,000                           20%         727,000                23%
Other Variable Costs                   987,000                            9%         441,000                14%
                                  ------------                                  ------------
              Total               $  4,931,000     96%     Expense       46%    $  2,233,000      91%       69%
                                                            Growth
                                                           -------
Total Cost of Goods Sold          $  5,161,000    100%       110%        48%    $  2,456,000     100%       76%


Contracts
                                     FY2006                                        FY2005
                                  ------------                                  ------------

Fixed Price                        $ 8,267,604     77%                          $  2,917,323      90%
Fee-For-Service with a Cap             177,375      2%                               315,050      10%
Fee-For-Service without a Cap        2,305,044     21%                                   --        0%

                                  ------------                                  ------------
Total Revenue                     $ 10,750,023                                  $  3,230,374
                                  ============                                  ============

     As illustrated in the table above, our variable costs made up the vast majority of cost of goods expense components. Our total cost of goods sold increased at a rate of less than one-half the rate of revenue growth or 110% compared to the rate of revenue growth at 233% between fiscal years ended June 30, 2006 and 2005. This accounted for the large percentage decrease in cost of goods sold, a drop from 76% in fiscal 2005, to 48% in fiscal 2006.

August 17, 2007
Page 3

     We note the Staff's request that we include a more specific discussion of our future operating prospects, including our expected revenue growth and gross profit margins. We routinely evaluate our ability to provide forward-looking statements in our periodic filings with the Commission; however, due to the highly variable nature of our contracts and the resultant revenue stream and services mix, we have determined that we cannot provide revenue and margin projections that can be relied upon externally, without constant updates. We monitor our signed contracts representing future revenues internally, but do not publish the data as these revenue forecasts vary a great deal as contracts are added, fees for service are billed, contracts are amended up and down and occasionally cancelled, increasing or decreasing forward revenues and changing margins.

Earnings before Taxes, Interest, Depreciation, and Amortization (EBITDA),
-------------------------------------------------------------------------
page 29
-------

3. PLEASE REFER TO COMMENT THREE. WE DO NOTE BELIEVE THAT YOU HAVE SUFFICIENTLY JUSTIFIED THE USE OF THE EBITDA METRIC. IF YOU CANNOT DEMONSTRATE TO US IN DISCLOSURE-TYPE FORMAT THAT THE FINANCIAL IMPACT OF DEPRECIATION, AMORTIZATION, INTEREST EXPENSE, AND INCOME TAXES WILL DISAPPEAR OR BECOME IMMATERIAL WITHIN A NEAR-TERM FINITE PERIOD OR IF YOU ARE NOT OTHERWISE ABLE TO DEMONSTRATE THE MEASURE HAS A SUBSTANTIVE USE TO INVESTORS, DISCONTINUE USE OF YOUR EBITDA METRIC IN FUTURE FILINGS.

     Company Response: While we believe there is value to the investor in the information provided by this metric, due to the high level of amortization related to the Laurus debt, we will discontinue the use of the EBITDA metric in future filings.

FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS

NOTE 16 - RESTATEMENT, PAGE F-23

4. PLEASE REFER TO PRIOR COMMENT THREE. YOUR STATEMENTS THAT "THE RESTATEMENT WAS NOT THE RESULT OF A FAILURE OF INTERNAL CONTROL" AND THAT "NO MATERIAL WEAKNESS HAS BEEN REVEALED" APPEAR TO BE INCONSISTENT WITH YOUR HIRING OF NEW AUDITORS AND A NEW CONTROLLER. PLEASE TELL US THE FACTORS THAT YOU CONSIDERED IN ASSESSING THE EFFECTIVENESS OF YOUR INTERNAL CONTROLS OVER FINANCIAL REPORTING AND THE CHANGES YOUR HAVE MADE IN YOUR INTERNAL CONTROLS DUE TO THE RESTATEMENT. IF YOU BELIEVE THAT YOU HAVE NOT MADE ANY CHANGES THAT ARE "REASONABLY LIKELY TO MATERIALLY AFFECT INTERNAL CONTROL OVER FINANCIAL REPORTING", PLEASE DESCRIBE THE OTHER FACTORS THAT YOU CONSIDERED IN CONCLUDING THAT ACCOUNTING ERRORS SIMILAR TO THOSE THAT WERE CORRECTED IN THE RESTATEMENT ARE NOT REASONABLY LIKELY TO OCCUR.

     Company Response: We do not believe that our hiring of new auditors and a new controller indicate a failure of internal control or material weakness in light of the restatement. We have not made any changes that are "reasonably likely to materially affect internal control over financial reporting". Rather, we believe that there are other factors to consider in our restatement. We have carefully reviewed the facts and

August 17, 2007
Page 4

     circumstances relating to the restatement of our financial statements for the fiscal years ended June 30, 2004 and 2005, respectively, and for the reasons described below, we do not believe a change is required to our assessment of the effectiveness of our disclosure controls or internal controls and procedures as of the end of the periods covered by the restatement.

     The restatement is related to our change in accounting treatment of two convertible debt instruments held by us (the borrower), issued by Laurus Master Funds, Ltd. (the lender). At the time the first convertible note agreement was entered into in 2004, we extensively reviewed the applicable accounting literature consisting of EITF 98-5 and EITF 00-27 and consulted with our independent registered public accounting firm (Grant Thornton LLP) to determine the appropriate accounting treatment of the instrument. Our independent auditors concurred with our accounting approach for the convertible debt instrument and provided specific input regarding the accounting on our financial statements. We therefore determined that the instrument was properly treated as a conventional convertible instrument and was consistent with generally prevailing interpretations of subject in effect in the accounting industry at the time we entered into the secured convertible note agreement. When we entered into the second convertible note agreement in January 2005, we again reviewed the applicable accounting literature and determined that the instrument was properly treated as a conventional convertible instrument, and our independent registered public accounting firm again concurred with our determination. We believe that our internal processes and evaluation of accounting treatment and our extensive discussions with our independent auditors indicate that we had appropriate internal controls in place.

     Subsequently during 2006, due to further clarifications by the Commission regarding the identification of derivatives and the additional guidance it has provided, we reevaluated the accounting treatment for these convertible debt instruments and again consulted with our new independent registered public accounting firm (Williams & Webster P.S.). We ultimately decided to make the restatement. The change in accounting was to bifurcate the derivative elements of the convertible notes and treat them as a liability.

     We have evaluated and concluded that the restatement does not indicate a material weakness in internal controls over financial reporting and that the restatement does not impact such controls and procedures that were effective as of the end of the periods covered by the restatement. We believe that our internal controls are functional and adequate, and on an ongoing basis we will continue to review and, as appropriate, improve our internal controls.

     o Factors we considered in assessing the effectiveness of our internal control over financial reporting include the following:

     1. We concluded that the restatement was limited to issues resulting from a change in the interpretation of one of the most complex of generally accepted accounting principles. The restatement was required due to a complex transaction with obscure accounting treatment. The standards body responsible for issuance of this

August 17, 2007
Page 5

          rule is continuing to issue clarifications and has active committees continuing to work on interpretations of this rule.
     2. Our original accounting treatment for the convertible notes was based on the interpretation in effect at the time, and was extensively reviewed and confirmed by our independent registered public accounting firm (Grant Thornton LLP) and our Audit Committee, which was comprised of three directors with senior level financial expertise. Accordingly, the various convertible note transactions were fully reviewed and the specific items in question were assessed, although the conclusions reached were incorrect.
     3. We also reviewed and considered our entity level controls, our control environment, disclosure structure and reporting structures, our Board of Directors' / Audit Committee's oversight of our financing reporting, and we determined that they were functioning as designed.
     4. We believe that, based on our analysis of the proper accounting treatment at the time and the information then available based on that analysis, the internal controls and procedures were adequate and effective. In the end this information was determined to be erroneous based on revised interpretation of accounting principles. In this case, the original treatment of our convertible debt did not result from a misapplication of GAAP: rather, we have reinterpreted SFAS 133 in light of new guidance from Staff. Our professional judgment, internal expertise, and use of controls to review the preparation of our financial reporting documents remain adequate.
     5. Our CEO and Principal Accounting Officer participated in a review of changes in our internal control over financial reporting in conjunction with our Audit Committee and outside Auditors precipitated by the restatement. That evaluation did not identify any changes that have materially affected, or are likely to materially affect, our internal control over financial reporting due to this restatement.
     6. We have reasonable assurance that our financial reporting has been prepared to SEC, GAAP, and other appropriate standards on an ongoing basis.
     7. Our permitted communications between management and auditors regarding preparation of financial documents have added to our confidence that we are compliant with control over financial reporting.
     8. We are a small company with limited resources. However, we operate with extensive management oversight of all accounting transactions and activity. Although we are not yet required to be in compliance with Sarbanes-Oxley Section 404, we have been reviewing and testing our company level controls and to date nothing has come to our attention or our Audit Committee to lead us to believe that there is any material weakness in internal controls over financial reporting or that our disclosure controls and procedures are ineffective. Our current view of our control environment is that it is adequate for the size of the Company and normal operating activities. The occasion of the restatement of the financial statements resulting from revised interpretation of the complex rules regarding convertible debt and derivatives does not indicate to management that there is a deficiency in our internal controls.

August 17, 2007
Page 6

     o Other factors we considered in concluding that accounting errors similar to those that were corrected in the restatement are not reasonably likely to recur include the following:

     1. We concluded that the error was not due to any failures to maintain our accounting records, recording of transactions, or controls. This occurrence would be classified as infrequent, and not indicative of a broader issue concerning the application of generally accepted accounting principles.
     2. We have increased our financial reporting training budget. Included in this, our VP Finance / Controller has attended a seminar taught by national accounting experts on disclosure and reporting requirements, and additional national seminars have been scheduled for our VP Finance / Controller and for others in our accounting department, particularly with respect to SOX, disclosure practices, SFAS 133, new accounting pronouncements and complex accounting rules having particular application to us.
     3.   We have increased permitted communication with our auditors.
     4. We have added a new member to the audit committee with an extensive financial background who is active in review of our disclosures and controls and our financial reporting process.
     5. We have added additional staff, both in terms of numbers and expertise, to assist with preparation and review of our financial reporting documents.
     6. We have a disclosure committee to assist with (a) identification and consideration of material information for disclosure in our periodic reports and (b) ongoing evaluation of our internal controls, disclosure controls and procedures.
     7. We have scheduled regular quarterly meetings between our auditors and key financial management (VP Finance / Controller and CEO, as needed) to review our processes and discuss new financial reporting requirements and the specific impact on us.
     8. We have retained an outside expert to assist with control review and SOX 404 compliance.
     9. We are considering retaining an outside expert to consult on complex accounting issues.

     We do not believe that changes made to strengthen our internal and disclosure controls should be deemed to be evidence that our controls and procedures in place in connection with the restatement were ineffective. What these changes demonstrate is our efforts to strive to continually improve our disclosure and financial controls. We believe that our existing internal controls, and the implemented and planned improvements within our accounting department and to our financial reporting and our disclosure controls and procedures, will be adequate to ensure that accounting errors similar to the restatement will not reoccur.

5. WE ARE CONSIDERING YOUR RESPONSE TO PRIOR COMMENT FIVE. PLEASE EXPAND YOUR EXPLANATION OF THE RESTATEMENT IN DISCLOSURE-TYPE FORMAT TO ADDRESS THE FOLLOWING ISSUES:

     o YOUR CALCULATION OF THE COMPOUND EMBEDDED DERIVATIVE LIABILITY DOES NOT APPEAR TO CONFORM TO SFAS 133 BECAUSE IT REPRESENTS THE SUM OF A VALUE FOR THE BCF AND A FAIR

August 17, 2007
Page 7

     VALUE FOR WARRANTS RATHER THAN A SINGLE CALCULATION OF A FAIR VALUE FOR THE EMBEDDED DERIVATIVE. EXPLAIN HOW YOUR CALCULATION OF THE EMBEDDED DERIVATIVE LIABILITY CONFORMS TO THE GUIDANCE IN SFAS 133.

     Company Response: Please note that we have disclosed two derivative instruments. A compound embedded derivative that contains three component parts: the conversion feature; the prepayment feature that requires a premium of 130% of face value and the variable interest rate feature; and a freestanding derivative consisting of all warrants associated with the convertible notes. Historically, we have calculated a discount to the notes consisting of the conversion feature, the prepayment feature that requires a premium of 130% of face value and the variable interest rate feature and warrants for each note via estimation of the fair value of each individual component. We estimate the fair value of the embedded derivative based on the proportion of the fair value of each individual component to the overall fair value of the hybrid instrument ("with and without method"). This requires 6 calculations, due to 6 conversion and exercise prices, to prepare the fair value of the conversion feature (we determined that the other features were immaterial) (2) and original warrants for both notes, postpone warrants, and extension warrants (4). Each calculation is based on the fair value of our stock price at period end.

     Guidance on SFAS 133 states that "if a convertible instrument contains more than one embedded derivative that would individually require separate accounting as a derivative under SFAS Statement No. 133, those embedded features must be bundled together as a single compound embedded derivative instrument that would then be bifurcated and accounted for separately from the host contract under SFAS Statement No. 133". Our calculation method, summing the major components of conversion features, therefore appears to be allowed.

     SFAS 133 states in 303: "Measuring an embedded derivative separately from its host contract will require judgment, and sometimes such measurements may be difficult. We considered providing specific guidelines for making such measurements but decided that such guidance could be unduly restrictive and could not address all relevant concerns. Instead, we decided only to clarify that the objective is to estimate the fair value of the derivative features separately from the fair value of the non-derivative portions of the contract. Estimates of fair value should reflect all relevant features of each component..." We continue to calculate the fair value under the same Black-Scholes calculation factors for the period end for warrant values.

     We propose that the warrant liability and the compound embedded derivative be disclosed separately as in the table below:

August 17, 2007
Page 8

     Proposed Balance Sheet detail

          $ 1,539,633 = FMV of Single Compound Derivative Liability (conversion feature) - Both Notes at 6/30/05
          $ 1,312,216 = FMV of Freestanding Liability (warrants) - Both Notes at
                        6/30/05
          $ 2,851,849 = FMV of Derivative Liability (conversion feature +
                        warrants) - Both Notes at 6/30/05

     o YOUR CONSOLIDATED STATEMENT OF OPERATIONS SHOWS BOTH AN AMORTIZATION OF THE CONVERSION FEATURE AND WARRANTS AND CHANGES IN FAIR VALUE FOR THE DERIVATIVE LIABILITY. EXPLAIN YOUR TECHNICAL BASIS FOR RECOGNIZING BOTH A CONVERSION FEATURE AND DERIVATIVE LIABILITY IN CONNECTION WITH THE LAURUS
     NOTES:

     Company Response: We have continued to offset the note with a "discount" composed of the conversion feature and warrants. This discount is amortized from inception over the life of the Notes. The conversion feature and warrants discount was not eliminated, as it is the offset to the convertible note by the establishment of the embedded derivative that consists of the fair value of the conversion feature and prepayment feature plus the freestanding derivative from the warrants. The discounted loan value is still presented on the balance sheet. The conversion feature and warrants are the components of the single compound embedded derivative and freestanding derivative. This is not in conflict with the derivative treatment for each of the convertible notes. The balance sheet presentation shows discounted debt plus compound embedded derivative and warrants in the short term and long-term liability sections. Over the life of the loan, the discount is accreted to the face value of the note.

     o YOU STATE IN YOUR RESPONSE THAT YOU HAVE ADDED THE FAIR VALUE OF THE WARRANTS TO THE FACE VALUE OF THE CONVERTIBLE NOTES. EXPLAIN YOUR TECHNICAL BASIS FOR THIS ACCOUNTING TREATMENT:

     Company Response: The fair value of the warrants is added to the discounted face value of the note to calculate a fair value allocation of the proceeds from both fair market value of the note and warrants that equals the net proceeds of the note to calculate under the "with and without method" as directed by SFAS 133 Implementation Issue No. B6. This establishes a ratio of the fair value of the conversion feature portion of the note to the fair value of all the warrants. This is one component of the overall calculation steps to establish the fair value of the conversion feature. The next step is to take this fair value and divide it into the potential number of shares that the note is convertible into to derive the effective conversion price.

August 17, 2007
Page 9

     Example: May 2004 Note

                              $2,500,000 face value of the 2004 Note
                                  63,600 less: conversions
                                 118,500 less: Laurus fees & expenses
                              ----------
                              $2,317,900 net proceeds

     FMV allocation of proceeds under the "with and without method":

                              $   92,613 FMV of postpone warrants
                                 312,519 FMV of extension warrants
                               1,444,553 FMV of convertible Note
                                 468,185 FMV of warrants (original)
                              ----------
                              $2,317,900 Total

     o YOU STATE THAT THE COMPOUND EMBEDDED DERIVATIVE LIABILITY EQUALS THE SUM OF THE DERIVATIVE LIABILITY-BCF AND DERIVATIVE LIABILITY WARRANTS. HOWEVER, THE CORRESPONDING AMOUNTS ON YOUR CONSOLIDATED BALANCE SHEET AT JUNE 30, 2005 APPEAR TO DIFFER. EXPLAIN THIS APPARENT INCONSISTENCY:

     Company Response: Please see attached partial 2006 and restated 2005 balance sheet as filed. Note that the balance brought forward from the restated 2004 balance sheet of $293,352 short-term compound embedded derivative and warrants and $963,876 long term compound embedded derivative and warrants, the adjustments from JE 8204 at 6/30/04, plus the adjustments from JE 8205 at 6/30/05, do equal the balances of the single compound embedded derivative and freestanding derivative (warrants) at 6/30/05. See example below of conversion feature plus warrant sums compared to the balance sheet values.


                                   FISCAL 2004

              3110  Additional Paid in Capital - Common                          963,875.81

              2295  Derivative Liability - secured convertible debt - LT                          963,875.81

JE 8204       3110  Additional Paid in Capital - Common                          293,352.20

          2295-100  Derivative Liability - secured convertible debt - ST
                    293,352.20 ESTABLISH FY2004 DERIVATIVE LIABILITY
                    BALANCES - CLEAR TO APIC                                                      293,352.20

                                                                              -------------    -------------
                    RECLASS "DISCOUNT" FROM APIC TO DERIVATIVE LIABILITY       1,257,228.01     1,257,228.01
                                                                              =============    =============

August 17, 2007
Page 10



$   683,962 = FMV of Single Compound Derivative Liability (conversion feature) -
              Single Note at 6/30/04

$   573,266 = FMV of Freestanding Liability (warrants) - Single Note at 6/30/04


$ 1,257,228 = FMV of Derivative Liability (conversion feature + warrants) -
              Single Note at 6/30/04




$ 1,539,633 = FMV of Single Compound Derivative Liability (conversion feature) -
              Both Notes at 6/30/05

$ 1,312,216 = FMV of Freestanding Liability (warrants) - Both Notes at 6/30/05

            = FMV of Derivative Liability (conversion feature + warrants) - Both
$ 2,851,849   Notes at 6/30/05

August 17, 2007
Page 11


                            PACIFIC BIOMETRICS, INC.
        CONSOLIDATED BALANCE SHEETS - LIABILITY SECTION ONLY AND COMPOUND
                       EMBEDDED DERIVATIVE RECONCILIATION
                                 AS OF JUNE 30,

                                                                         2006                2005
                                                                                          (RESTATED)
                                                                      ----------          ----------
    May 2004 Note fair value of  conversion feature                      827,361             988,351
    January 2005 Note fair value of  conversion feature                  564,102             551,282
    Warrants - fair value, both notes                                  1,161,770           1,312,216
                                                                      ----------          ----------
          Total fair value for conversion feature and
          warrants - both notes                                        2,553,233           2,851,849



        LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
    Accounts payable                                                  $  549,517          $  438,342
    Accrued liabilities                                                  499,858             846,267
    Advances from clients                                                966,573             697,561
    Capital lease obligations - current portion                           51,994              51,994
    Secured convertible notes - current portion                          923,129              83,333
    Compound embedded derivative liability - current portion             800,239             327,110
    Other notes payable - current portion                                 38,148             331,429
                                                                      ----------          ----------
          Total current liabilities                                    3,829,458           2,776,036

Capital lease obligations - long-term portion                             56,500             108,493
Secured convertible notes - long-term portion, net of
unamortized fair value assigned to conversion feature
and warrants of $1,648,210 and $2,419,639, respectively                  718,461           1,433,428

Compound embedded derivative liability - long-term portion             1,752,994           2,524,739
Other notes payable - long-term portion                                  310,938              38,148
                                                                      ----------          ----------
          Total liabilities                                            6,668,351           6,880,844
                                                                      ----------          ----------
Total embedded derivative liability                                    2,553,233           2,851,849

     o FOR EACH OF THE LAURUS NOTES, QUANTIFY THE GROSS AND NET PROCEEDS OF THE NOTES, THE FAIR VALUE OF THE WARRANTS, THE AMOUNT OF THE CONVERSION FEATURE AND THE COMPOUND EMBEDDED DERIVATIVE LIABILITY. DESCRIBE HOW YOU DETERMINED THE AMOUNT FOR THE CONVERSION FEATURE. EXPLAIN WHY THE SUM OF THE SECURED CONVERTIBLE NOTES, THE COMPOUND EMBEDDED DERIVATIVE LIABILITY AND THE WARRANTS APPEARED TO EXCEED THE FACE VALUE OF THE LAURUS NOTES AT JUNE 30, 2005.

          Company Response: Our understanding is that since the potential to settle in our own stock cannot be determined, the value may exceed the note value at times, depending on the stock price, other fair value factors and balances. Also affecting the overall value is our use of the "with and without" method to calculate the components of the embedded derivatives. We entered into the second Note Agreement on January 31, 2005, and as such, we would expect an initial value to exceed the face value of the Note at June 30,

August 17, 2007
Page 12


          2005. Both Notes combined form our secured convertible Notes that are discounted and the compound embedded derivative on the balance sheet. Because the "with and without" method involves an independent estimation of the fair value of each component; the sum of the fair values of those components may be greater or less than the initial basis of the hybrid instrument, resulting in an initial carrying amount for the compound derivative and freestanding derivative that differs from its fair value per SFAS 133 Implementation Issue No. B6.

                                                                May-2004         Jan-2005
                                                                  Note             Note           Totals

Gross Proceeds                                               $ 2,500,000      $ 1,500,000      $ 4,000,000
Less: Conversions                                                (63,600)             --           (63,600)
Less: Laurus Fees & Expenses                                    (118,500)        (116,000)        (234,500)
                                                             ---------------------------------------------
Net Proceeds                                                 $ 2,317,900      $ 1,384,000      $ 3,701,900
                                                             ---------------------------------------------


Fair Value of Note Warrants                                      468,185          238,840          707,025
Fair Value of Postpone Warrants                                   92,613              --            92,613
Fair Value of Extension Warrants                                 312,549          200,029          512,578
Fair Value of Conversion Feature                                 988,351          551,282        1,539,633
                                                             ---------------------------------------------
Fair Value of Compound Embedded Derivative                   $ 1,861,698      $   990,151      $ 2,851,849
                                                             =============================================

Balance sheet reconciliation

Gross Proceeds                                               $ 2,500,000      $ 1,500,000        4,000,000
Less: Conversions                                                (63,600)             --           (63,600)
                                                             ---------------------------------------------
Face Value of Notes                                          $ 2,436,400      $ 1,500,000      $ 3,936,400
                                                             ---------------------------------------------

                                                             ---------------------------------------------
Less: Conversion Feature totals noted                          1,507,836          911,804        2,419,639
                                                             ---------------------------------------------
Balance sheet Discounted Secured Convertible Notes total     $   928,564      $   588,196      $ 1,516,761

Balance sheet Short Term                                                                            83,333
Balance sheet Long Term                                                                          1,433,428
                                                                                               -----------
                                                                                               $ 1,516,761
                                                                                               -----------

In accordance with your request in the Staff's comment letter, the Company hereby acknowledges as follows: (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any Company

August 17, 2007
Page 13

filings; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Thank you for your consideration of this matter.


Very truly yours,

/s/ Ronald R. Helm
----------------------
Ronald R. Helm
Chairman and Chief Executive Officer